August 21, 2017

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Jerash Holdings (US), Inc. (the “Company”)

Registration Statement on Form S-1

Filed June 27, 2017

File No. 333-216651

Dear Mr. Reynolds:

On behalf of Jerash Holdings (US), Inc., a Delaware Corporation, (the “Company,” “we,” “our” or “us”), please find below the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated July 24, 2017 with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment includes audited financial statements for the fiscal year ended March 31, 2017. We undertake to include unaudited financial information for the first quarter ended June 30, 2017 in a subsequent pre-effective amendment to the Registration Statement.

The numbered paragraphs below set forth the Staff’s comments together with our response. For your convenience, the Staff’s comments are reproduced in bold and italics below, followed by our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.          Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company does not plan to avail itself of Section 5(d) and hence, there are no written communications that will be presented to potential investors in reliance on that section.

Risk Factors, page 8

2.          We note your statement in the third risk factor on page 8 that you have no long term contracts with VF Corporation. Please clarify your contractual relationship with VF Corporation. To the extent you have any agreements with VF Corp. upon which you are substantially dependent, please file them as exhibits as required by Item 601(b)(10) of Regulation S-K.

Response: We have revised the disclosure in the third risk factor on page 8 to provide additional detail around our contractual relationship with VF Corporation. We are not a party to any long-term contracts with VF Corporation. As is common in our industry, VF Corporation places purchase orders to us after we complete detailed sample development and approval processes with VF Corporation. It is through the sample development and approval processes that we and VF Corporation agree to the purchase and manufacture the garments in question. From April 1, 2017 to July 26, 2017, VF Corporation issued approximately 2,200 purchase orders to us in amounts ranging from approximately $10 to $570,000. We are not substantially dependent on any particular order from VF Corporation.

If we violate applicable anti-corruption laws…, page 14

3.          Please clarify the nature of the challenges referenced in the second sentence of this risk factor.

Response: We have revised the risk factor on page 14 to provide additional detail about the specific challenges we face complying with applicable anti-corruption laws.

4.          Please revise the risk factor on page 15 discussing the reduced disclosure requirements applicable to emerging growth companies to clarify that the election to opt out of the extended transition period for complying with the revised accounting standards is irrevocable.

Response: We have revised the risk factor on page 15 to clarify that the election to opt out of the extended transition period for complying with revised accounting standards is irrevocable.

Dilution, page 16

5.          We note that this offering is a selling shareholder offering. Please advise as to why you are including a dilution table for this offering.

Response: We have removed the dilution table from the Amendment.

Selling Stockholders, page 18

6.          Please discuss the material relationship between Merlotte and the registrant as required by Item 506 of Regulation S-K.

Response: We have revised the selling stockholder table on page 18 of the Amendment to include a new footnote 6 to describe the relationship between Merlotte and Mr. Choi Lin Hung, our director and a significant stockholder. There are no material relationships between Merlotte Enterprises Limited and us other than Merlotte’s holding of our common stock.

Business, page 31

Overview, page 32

7.          Please disclose your total number of employees and number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

Response: We have added disclosure to the Amendment regarding the number of full time employees as required by Item 101(h)(xii) of Regulation S-K.

8.          Please describe your material supply arrangements.

Response: The Company does not have long term supply contracts or arrangements with its suppliers. Most of our ultimate suppliers for raw materials, such as fabric, zippers and labels, are designated by customers and we purchase such materials on a purchase order basis. We have included disclosure in the Amendment clarifying how we purchase materials. From April 1, 2017 to July 31, 2017, approximately 1,000 purchase orders to approximately 70 different ultimate suppliers have been issued for Jerash production in amounts ranging within $370,000. We are not substantially dependent on any particular supplier.

Customers, page 32

9.          Please clarify the nature of the transition from Ford Glory to VF Corporation. For example, it is unclear whether you will be entering into agreements directly with VF Corporation or simply having Ford Glory assign its rights and obligations to you. Clarify whether you were a party to the July 13, 2016 Sale and Purchase Agreement and if not, how the rights of Ford Glory were assigned to you. Also, clarify what you mean by the transition period.

Response: Until August 2016, substantially all of our sales were to Ford Glory, which Ford Glory then sold to the end-customers. Ford Glory is 49% owned by Mr. Choi Lin Hung, our director and a significant stockholder, through his wholly-owned entity Merlotte. Pursuant to the terms of a sale and purchase agreement dated July 13, 2016 between Lee Kian Tjiauw, a significant shareholder or ours, and Victory City Investments Limited (“Victory City”), which at that time was the ultimate 51% shareholder of our predecessor entity, Global Trend (the “Sale and Purchase Agreement”), Victory City sold its 51% interest in RS International Holdings Limited, an investment holding company to Mr. Lee. Pursuant to the Sale and Purchase Agreement, and effective since August 1, 2016, all rights, interests and benefits of any contracts entered into with or sale/purchase orders made by any subsidiary of Victory City International Holdings Limited, the parent of Victory City, on or prior to August 1, 2016 in respect of the sale and purchase of garment products manufactured or to be manufactured by the Company or one of our subsidiaries, together with the costs and obligations relating to those contracts, were transferred to the relevant subsidiary. Thereafter, we began conducting business directly with the end-customers and no longer through our affiliate, Ford Glory. Following August 1, 2016, there was a transition period for orders placed directly with Ford Glory. For the fiscal year ended March 31, 2017, $23,350,919, or approximately 37.6%, of our net sales were made to Ford Glory, which Ford Glory then sold to the end-customers, and $32,646,365, or approximately 52.6%, of our net sales for the fiscal year ended March 31, 2017, were made directly to end-customers with the support of Ford Glory. We no longer rely on Ford Glory for any of our sales, and we intend in the future to continue to sell all of our products directly to the end-customers for our products, and our merchandising personnel now receive orders directly from the end-customers through our wholly-owned subsidiaries, Treasure Success International Limited (Hong Kong) and Jerash Garments and Fashions Manufacturing Company Limited. We have included disclosure in the Amendment to clarify the foregoing.

10.         Describe the material terms of your agreements with Ford Glory.

Response: We do not currently have any material contracts with Ford Glory. Our subsidiary, Treasure Success International Limited (Hong Kong) currently leases space from Ford Glory in Hong Kong. The lease is for one year, with an option to extend for an additional year at the same rent, and the monthly lease payments are HK$21,600 (approximately US$2,760). We anticipate locating our own office space in Hong Kong in the near term. We do not believe that the lease is material to us and our operations.

Executive Compensation, page 36

11.         Please provide the summary compensation table, as required by Item 402(n) of Regulation S-K.

Response: The summary compensation table has been added to the Amendment as required by Item 402(n) of Regulation S-K.

12.         Please add narrative disclosure regarding the compensation arrangements with your named executive officers. For example, discuss any compensation arrangements or agreements as a result of becoming a public company. Please also, disclose the compensation arrangements or agreements with Mr. Shaw.

Response: We have added disclosure to the Amendment providing additional narrative disclosure regarding the compensation arrangements with our named executive officers in response to the Staff’s comment.

Certain Relationships and Related Transactions, page 37

13.         Please revise the disclosure in this section to clearly state the dollar amount involved in each transaction. See item 404(a)(iii) of Regulation S-K.

Response: We have revised the disclosure in this section to clearly state the dollar amount involved in each transaction in response to the Staff’s comment.

14.         Please update the disclosure throughout this section including your working capital advances.

Response: We have updated the disclosure throughout this section to reflect our fiscal year ended March 31, 2017.

15.         Please describe the consulting services provided by Eric Tang.

Response: Eric Tang, who is the husband of our Vice President, Secretary and director, Ms. Yang, has provided us with consulting services since 2013 primarily in sales and marketing, including playing a critical role providing consulting services in connection with our transition from receiving purchase orders from Ford Glory to receiving purchase orders directly from VF Corporation. On December 1, 2016, Mr. Tang entered into an employment agreement with our wholly-owned subsidiary, Treasure Success International Limited (Hong Kong), to serve as our Administration Manager providing marketing advice. Mr. Tang is entitled to receive monthly compensation of HK$37,853 (approximately US$4,850). We do not consider Mr. Tang to be an executive officer of our company. Mr. Tang received aggregate compensation in the amount of HK$155,059 (approximately US$19,880) during the two-year period ended March 31, 2017 in exchange for such consulting services and his employment.

Item 15. Recent Sales of Unregistered Securities, page II-2

16.         Please disclose the facts supporting your reliance upon the exemption for each transaction. See Item 701(d) of Regulation S-K.

Response: Disclosure has been added to the Amendment providing the facts supporting our reliance upon the exemptions for each transaction.

Exhibits

17.         Please file your related party agreements as exhibits including those with and relating to Ford Glory International Limited. We note your statements that you “depend on Ford Glory…for substantially all our sales.” Refer to Item 601(b)(10)(ii)(B) of Regulation SK. Also, file your agreements with Value Plus, Victory Apparel, Eric Tang and Choi Lin Hung, or advise.

Response: We do not have any agreements with related parties other than an immaterial lease between our subsidiary, Treasure Success International Limited (Hong Kong) and Ford Glory International Limited. We previously depended on Ford Glory for substantially all of our sales, but we no longer depend on Ford Glory for our sales. We also have entered into an employment agreement with Mr. Tang, but we do not consider Mr. Tang to be an executive officer and do not consider his agreement to be material and therefore have not filed it with the Amendment. We have filed a copy of Ms. Yang’s employment agreement to serve as the Deputy General Manager of our subsidiary, Jerash Garments and Fashions Manufacturing Company Limited. We have not entered into an employment agreement with Ms. Yang to serve as our Vice President or our Secretary.

18.         Please file the executed Exhibits 10.1, 10.2.

Response: We previously filed copies of the subscription agreement and registration rights agreement as Exhibits 10.1 and 10.2 to the Registration Statement. We also included Annex A to both agreements which contains the form signature pages for investors. We previously did not include signature pages for each investor because it would have been duplicative and there is sensitive personal information in the signature pages (i.e. taxpayer identification number, home address, phone number and email address). We have revised the Exhibits 10.1 and 10.2 to include a new schedule that lists the identities of the individuals and entities that are counterparties to those agreements.

Financial Statements

Note 7 – Segment Reporting, page F-25

19.         We note your disclosure that “management, including the chief operating decision maker, reviews operation results by the revenue of different products.” Please expand your disclosure to identify the types of products and services from which you derive your revenues and report the total revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-21 and ASC 280-10-50-40.

Response: We acknowledge the comment and have revised the segment reporting disclosure in our footnotes in the Amendment. According to ASC 280-10-50-21, we concluded that we have only one segment since our major product is outerwear, which varies in color or style. We also produce other products such as shirts or pants, but the total sales amount of the other products were less than 10% of total revenue for the fiscal years ended March 31, 2017 and 2016. The different products represent product mix and not a separate and distinct segment. The revised disclosures may be found in Note 8 and read as follows:

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of the Company’s products. The Company’s major product is outerwear. For the years ended March 31, 2017 and 2016, outerwear accounted for approximately 90.4% and 95.1% of total revenue. Based on management's assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

According to ASC 280-10-50-21, a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impractical to do so. We advise the Staff that, as described above, the majority of the Company’s product sales are from outerwear, and accordingly, the sales to other products were not considered material. However, the Company reports the concentration of revenue from outerwear for each of the years ended March 31, 2017 and 2016 in Note 8 of the consolidated financial statements for the years ended March 31, 2017 ad 2016.

Undertakings, page II-3

20.         Please provide the undertakings required by Item 512(a)(5)(ii) and 512(i) of Regulation S-K.

Response: We have included the required undertakings in the Amendment.

Signatures

21.         Please revise your signatures to clarify who is signing as controller or principal accounting officer. Also, you state that Choi Lin Hung is signing the registration statement as principal financial officer yet you identify Robert Shaw as the Chief Financial Officer on page 36. Please clarify. Refer to Instruction 1 to the signature section on Form S-1.

Response: The signatures have been revised to clarify signing capacities and Richard Shaw has also signed the Registration Statement in his role as our Principal Financial and Accounting Officer.

Please feel free to call Alexander R. McClean at (585) 231-1248 or the undersigned at (315) 727-6791 should you have any questions or require additional information.

Sincerely,

By:	/s/ Richard J. Shaw
Name:	Richard J. Shaw
Title:	Chief Financial Officer